Exhibit 12e

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	$80,319	$76,936
Adjust for distributed income (loss)
of equity investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	26,616
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	65,526	61,372	66,748	63,002	61,849	57,047
Total earnings, as defined	$184,561	$186,395	$113,378	$146,784	$121,632	$160,599

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	$59,363	$54,297
Rental interest factor	955	1,036	962	1,086	941	1,233
Total fixed charges	$62,969	$58,833	$64,964	$61,403	$60,304	$55,530

Supplemental increment to fixed charges*	2,557	2,539	1,784	1,599	1,545	1,517

Total supplemental fixed charges	$65,526	$61,372	$66,748	$63,002	$61,849	$57,047

Supplemental ratio of earnings to fixed
charges	2.82x	3.04x	1.70x	2.33x	1.97x	2.82x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.